January 6, 2005

BY EDGAR AND UPS

Mr. Steven Jacobs

Securities and Exchange Commission

Mail Stop 0409

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Hewitt Associates, Inc.

Form 10-K for the year ended September 30, 2004

File No. 001-31351

Ladies and Gentlemen:

This letter responds to the letter from the SEC Staff dated December 28, 2004 containing the Staff’s additional comment to Hewitt Associates, Inc.’s (“Hewitt” or the “Company”) response to comment 3 in the letter dated December 15, 2004 with respect to the Form 10-K of Hewitt Associates, Inc. for the year ended September 30, 2004 filed on November 18, 2004. For your convenience, the Staff’s comment is reprinted in its entirety in bold below.

1.	In your response to comment 3 we note that you analogize to SFAS 91 with respect to capitalized set-up costs. In addition, your accounting policy suggests that you capitalize third-party and internal costs that are specific, incremental and direct. This policy appears to be more in line with the guidance in paragraph 4 of FTB 90-1. Supplementally, tell us how your accounting policy is supported by the guidance in SFAS 91 rather than FTB 90-1. In addition, please explain how you have concluded that the labor costs capitalized are incremental.

Footnote 29 of SAB 101 states that the incremental direct costs incurred related to the acquisition or origination of a customer contract, unless specifically provided for in the authoritative literature, should be accounted for in accordance with paragraph 4 of FTB 90-1 or paragraph 5 of SFAS 91. Paragraph 5 of SFAS 91 states that direct loan origination costs defined in paragraph 6 of SFAS 91 shall be deferred and recognized as a reduction in the yield of the loan. Paragraph 6 of SFAS 91 states that direct loan origination costs of a completed loan shall include only (a) incremental direct costs of loan origination incurred in transactions with third parties for that loan and (b) certain costs directly related to specified activities performed by the lender for that loan. Additionally, Appendix C of SFAS 91 defines incremental direct costs as costs to originate a loan that (a) result directly from and are essential to the lending transaction and (b) would not have been incurred by the lender had that lending transaction not occurred. The Company’s policy is that only specific (customer specific), incremental (incurred only for a specific customer) and direct (directly traceable to a customer and related contract) set-up costs on multi-year contracts may be deferred. As a result, the

Mr. Steven Jacobs

January 6, 2005

Company believes that its accounting policy is analogous to SFAS 91. The Company agrees that it also complies with the guidance in paragraph 4 of FTB 90-1 which states that costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized. Additionally, paragraph 12 of FTB 90-1 concludes that acquisition costs should be identified consistent with guidance in paragraph 6 of SFAS 91.

The Company believes that the labor costs that are capitalized are incremental because such costs would not have been incurred without each specific contract. The activities performed are specific to the contract and would not be performed outside the scope of the contract. Employee time for these activities is tracked in a time management system. The Company employees performing the set-up activities on a specific contract would otherwise be deployed to perform set-up activities on other new contracts or perform other activities for ongoing services provided under other contracts. Ultimately, if the Company did not have any new contracts that need set-up activities performed and did not need resources to provide other ongoing services, the Company would evaluate and likely make any necessary adjustments to its labor force.

Please do not hesitate to contact me at (847) 771-6467 with any questions you may have.

Very truly yours,

/s/ DAN A. DECANNIERE
Dan A. DeCanniere
Chief Financial Officer

EO:rjk

cc:	Mr. John Ryan